Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$(205,591)	$227,022	$240,211	$225,791	$256,994	$154,913
Add:
Fixed charges	62,523	113,220	103,390	102,781	113,959	91,594
Amortization of capitalized interest	477	793	642	553	440	255
Distributions from joint ventures	3,266	14,374	9,625	9,700	2,835	544
Less: Interest capitalized	(4,114)	(5,388)	(3,701)	(1,650)	(5,108)	(5,995)
Total earnings	$(143,439)	$350,021	$350,167	$337,175	$369,120	$241,311
Fixed charges:
Interest expense (a)	$45,573	$82,758	$77,343	$78,622	$92,971	$77,584
Amortization of debt issuance costs	1,089	1,738	1,118	910	815	1,030
Interest capitalized	4,114	5,388	3,701	1,650	5,108	5,995
Rental expense interest factor (b)	11,747	23,336	21,228	21,599	15,065	6,985
Total fixed charges	$62,523	$113,220	$103,390	$102,781	$113,959	$91,594
Ratio of earnings to fixed charges	(c)	3.1x	3.4x	3.3x	3.2x	2.6x

(a)	The “Interest expense, net” reported in NuStar Energy L.P.'s consolidated statement of income for the six months ended June 30, 2012 includes investment income of $0.5 million.

(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(c)
For the six months ended June 30, 2012, earnings were insufficient to cover fixed charges by $77.9 million. The deficiency included the effect of a $266.4 million pre-tax impairment loss resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.